Exhibit 99.2

TMX, NYSE – HBM 2012 No. 18

Hudbay Announces Pricing for US$500,000,000 Senior Unsecured Notes

Toronto, Ontario, September 6, 2012 — HudBay Minerals Inc. (“Hudbay” or the “company”) (TSX:HBM) (NYSE:HBM) today announced that it has priced an offering of US$500 million aggregate principal amount of 9.50% senior unsecured notes due 2020 (the “Notes”). In response to the market reception for the offering, the company upsized the offering from US$400 million to US$500 million.  The Notes were priced at 100 percent of the aggregate principal amount, providing the company with gross proceeds of US$500 million and will yield 9.50 percent to maturity. The offering is expected to close on or about September 13, 2012, subject to customary closing conditions.  Hudbay plans to use the net proceeds from the offering for general corporate purposes and the development of its Lalor and Reed projects in Manitoba and its Constancia project in Peru. Upon completion of the offering, Hudbay intends to discontinue syndication of its previously announced US$600 million credit facility and retain its existing US$300 million credit facility.

The Notes have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any other jurisdiction.  The Notes have not been qualified by a prospectus in Canada.  Unless they are registered or qualified by a prospectus, the Notes may be offered only in transactions that are exempt from registration under the Securities Act, prospectus qualification under Canadian securities laws or the securities laws of any other jurisdiction.  In the United States, the Notes will be offered only to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) and outside the United States to non-U.S. persons in compliance with Regulation S under the Securities Act.  In connection with the offering of the Notes, Hudbay expects to enter into a registration rights agreement pursuant to which it will agree to offer to exchange the Notes for identical new notes registered under the Securities Act or, under certain circumstances, to cause a shelf registration statement providing for the resale of the notes to become effective.

This press release is neither an offer to sell nor the solicitation of an offer to buy the Notes or any other securities and shall not constitute an offer to sell or solicitation of an offer to buy, or a sale of, the Notes or any other securities in any jurisdiction in which such offer, solicitation or sale is unlawful.

Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes information that relates to, among other things, our objectives, strategies, and intentions and future financial and operating performance and prospects, our intention to complete the proposed offering and discontinue syndication of the US$600 million credit facility and our expectations as to the use of proceeds from the offering.  Forward-looking information is not, and cannot be, a guarantee of future results or events.

Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to, the execution of our business strategy, including the success of our strategic investments and initiatives; the availability of financing for our exploration and development projects and activities; the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects; and no significant and continuing adverse changes in general economic conditions or conditions in the financial markets.  The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations and energy prices), uncertainties related to the development and operation of our projects, risks related to political or social unrest or change and those in respect of aboriginal and community relations and title claims, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, dependence on key personnel and employee relations, volatile financial markets that may affect our ability to obtain financing on acceptable terms, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, our ability to comply with our pension and other post-retirement obligations, as well as the risks discussed under the heading “Risk Factors” in our most recent management’s discussion and analysis dated August 14, 2012.  Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, the reader should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

About Hudbay

Hudbay (TSX, NYSE: HBM) is a Canadian integrated mining company producing copper concentrate (containing copper, gold and silver) and zinc metal.  With assets in North and South America, Hudbay is focused on the discovery, production and marketing of base and precious metals. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, Hudbay is committed to high standards of corporate governance and sustainability.

For further information, please contact:

John Vincic

Vice President, Investor Relations and Corporate Communications

(416) 362-0615

john.vincic@hudbayminerals.com